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                                                                EXHIBIT (a)(6)


NEWS RELEASE


             COOKER RESTAURANT CORPORATION TO COMMENCE TENDER OFFER
                 FOR UP TO 4,000,000 SHARES OF ITS COMMON STOCK

     WEST PALM BEACH, Fla., Aug. 11/PR Newswire/ -- Cooker Restaurant Corporation (NYSE: CGR) announced today that it will commence a Dutch Auction issuer tender offer to purchase for cash up to 4,000,000 shares of its issued and outstanding common stock without par value. The tender offer will begin tomorrow, August 12, 1998, and will expire, unless extended, at 5:00 p.m., New York City time, on Thursday, September 10, 1998.

     Terms of the tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal, invite the Company's shareholders to tender up to 4,000,000 shares of the Company's common stock to the Company at prices not greater than $12.00 nor less than $10.50 per share, as specified by the tendering shareholders. The offer is conditioned upon the Company having obtained sufficient financing to fund the purchase of shares tendered in the offer and pay all related taxes, fees and expenses. The offer is subject to certain other conditions. The Company will, subject to the terms and conditions of the offer, determine the lowest single per share price (not greater than $12.00 nor less than $10.50 per share) net to the seller in cash that will allow it to purchase 4,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) pursuant to the offer. Such lowest single per share price will be the purchase price the Company will pay for all shares validly tendered at prices at or below such purchase price and not withdrawn, subject to the terms and conditions of the offer. Shares tendered at prices in excess of the purchase price and shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 4,000,000 shares pursuant to the offer.

     The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record of the Company's common stock and will also be made available for distribution to beneficial owners of such common stock.

     On August 11, 1998, the closing price of the Company's common stock was $8.5625 per share.

     The dealer manager for the tender offer is Donaldson, Lufkin & Jenrette Securities Corporation (call collect: (212) 892-3644) and the depositary and information agent is ChaseMellon Shareholder Services, L.L.C (call toll free:
(800) 549-9249).

     To obtain a copy of the news release, call Dan DeWeever, (212) 273-8293.

     CONTACT: Dan DeWeever, ChaseMellon Shareholder Services, L.L.C., (212) 273-8293.